SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES  EXCHANGE ACT OF 1934

CURRENT REPORT

Date of Report: June 7, 2011

Commission File No. 0-54360

SOLARTE HOTEL CORPORATION

 (Exact Name of Registrant as Specified in Its Charter)

British Virgin Islands

(Jurisdiction of Incorporation or Organization)

Plaza Neptuno, Planta Baja, Suite 351, Ave. Ricardo J. Alfaro, El Dorado, Panama City, Panama

Address of Principal Executive Offices

(Indicate by check mark whether the registrant files or will file annual reports under cover of FOrm 20-F or Form 40-F)

Form 20-F  X Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)  Yes _ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  Yes _ No X

0

Solarte Hotel Corporation (the "Registrant") wishes to report several items.

The registration of our common stock under Section 12(g) of the Securities Exchange Act of 1934 will become effective by operation of law on June 13.

Our corporate address has changed to the capital city in order to better serve our incorporation customers. The address is Plaza Neptuno, Planta Baja, Suite 351, Ave. Ricardo J. Alfaro, El Dorado, Panama City, Panama and our telephone number is +507 836-6917.

We have hired an Operations Manager effective on June 1. Juan Manuel Martinez, age 35,  has been Regional Director of  Comercial Novapel, Ltda. since September 2009. Mr. Martinez is bilingual and has extensive experience in this position with international operations.  from February 2008 to August 2009 he was Manager of the Solsticio Restaurant in Cali, Colombia. He was Manager of the Berlitz Center in Capri, Cali Colombia from March 2007 to January 2008. Fro July 2006 to March 2007 he was Director of Export Operations for Bio-Stevia, S.A. Prior to 2006 he has held various other management positions including an internship in Washington, DC. with Colombia's Commercial Office, liaising with the US Congress. Mr. Martinez graduated from the Universidad ICESI with the equivalent of a Master's degree in Marketing and a Bachelors' Degree in Business Administration.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on June 7, 2011.

SOLARTE HOTEL CORPORATION

                                                                                       By:    /s/ Karen E. Campo

     Karen E. Campo,

   President of Esthetics World, President